Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.

IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,

KINDLY DISREGARD THIS NOTICE.

September 13, 2016

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by Triton Pacific Investment Corporation (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class A common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net offering price per Share determined as of October 14, 2016. The net offering price as of September 13, 2016, the date of the Company’s most recent closing, was $13.80 per Share, but the net offering price determined as of October 14, 2016 may be higher or lower than such amount. The Offer period will begin on or before September 13, 2016 and end at 4:00 P.M., Eastern Time, on October 12, 2016. Subject to the limitations contained in the Offer to Purchase, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about October 14, 2016.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE NET OFFERING PRICE PER SHARE DETERMINED AS OF OCTOBER 14, 2016, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the net offering price per Share determined as of October 14, 2016, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated September 13, 2016 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as they contain important information about the Offer. Requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.tritonpacificpe.com

Our toll-free phone number:	(844) TRITON1 (844-874-8661).

Our mailing address:
Triton Pacific Investment Corporation, Inc.
6701 Center Drive West, 14th Floor
Los Angeles, CA 90045

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated September 13, 2016, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the net offering price per Share determined as of October 14, 2016, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the Company at the address below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the number of Shares that the Company can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan prior to expiration of the Offer.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on October 12, 2016.

For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:

Triton Pacific Investment Corporation	Triton Pacific Investment Corporation
c/o Gemini Fund Services, LLC	c/o Gemini Fund Services, LLC
P.O. Box 541150	17605 Wright St., Ste. 2
Omaha, NE 68154-9150	Omaha, NE 68130

If you have any questions, please call your financial advisor or call the Company at (844) TRITON1 (844-874-8661).

Sincerely,

Craig Faggen

President and Chief Executive Officer Triton Pacific Investment Corporation